DBX ETF Trust

345 Park Avenue

New York, New York 10154

September 2, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	DBX ETF Trust (File Nos. 333-170122 and 811-22487): Request for Withdrawal of Post-Effective Amendment Filings

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), DBX ETF Trust (the “Registrant”) hereby respectfully requests the withdrawal of the post-effective amendments listed below and filed to the Registrant’s Registration Statement on Form N-1A, pursuant to the 1933 Act and the Investment Company Act of 1940, as amended (the “Amendments”). Each Amendment relates solely to the Deutsche X-trackers Harvest China Bond ETF (the “Fund”), a separate series of the Registrant.

The Registrant filed the following post-effective amendments relating to the Fund on the dates shown:

Form Type	Date of Filing	Post-Effective Amendment No.	SEC Accession No.

485APOS	July 17, 2014	Post-Effective Amendment No. 105	0001193125-14-270741
485BXT	September 26, 2014	Post-Effective Amendment No. 132	0001193125-14-355017
485BXT	October 27, 2014	Post-Effective Amendment No. 142	0001193125-14-383417
485BXT	November 25, 2014	Post-Effective Amendment No. 154	0001193125-14-424740
485BXT	December 24, 2014	Post-Effective Amendment No. 169	0001193125-14-453423
485BXT	January 22, 2015	Post-Effective Amendment No. 179	0001193125-15-017565
485BXT	February 20, 2015	Post-Effective Amendment No. 189	0001193125-15-056476
485BXT	March 20, 2015	Post-Effective Amendment No. 204	0001193125-15-099980
485BXT	April 17, 2015	Post-Effective Amendment No. 217	0001193125-15-135593
485BXT	May 18, 2015	Post-Effective Amendment No. 235	0001193125-15-192166
485BXT	June 16, 2015	Post-Effective Amendment No. 249	0001193125-15-224558
485BXT	July 15, 2015	Post-Effective Amendment No. 265	0001193125-15-253663
485BXT	August 13, 2015	Post-Effective Amendment No. 284	0001193125-15-289934

The purpose of the 485APOS filing, filed on July 17, 2014 (Post-Effective Amendment No. 105), was to introduce the Fund as a new series of the Registrant. The twelve 485BXT filings, filed between September 26, 2014 and August 13, 2015 (Post-Effective Amendment Nos. 132, 142, 154, 169, 179, 189, 204, 217, 235, 249, 265 and 284), were filed for the purpose of delaying the effective date of Post-Effective Amendment No. 105. Post-Effective Amendment No. 105 currently is scheduled to become effective on September 12, 2015.

The Registrant is requesting the withdrawal of the Amendments because it has decided to not proceed with the offering of shares of the Fund.

Post-Effective Amendment No. 105 has not yet become effective and no securities were sold in connection with the offering. Accordingly, the Registrant believes its request for withdrawal of the Amendments is consistent with the public interest and the protection of investors.

If you have any questions regarding this request, please do not hesitate to contact Laura Flores at (202) 373-6101.

DBX ETF Trust

By: /s/ Alex Depetris

Name: Alex Depetris

Title: President